UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐Form 10-K   ☐Form 20-F   ☐Form 11-K  ☒ Form 10-Q   ☐ Form N-SAR   ☐Form N-CSR

For Period Ended:    November 30, 2016

☐Transition Report on Form 10-K
☐Transition Report on Form 20-F
☐Transition Report on Form 11-K
☐Transition Report on Form 10-Q
☐Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

            Mistras Group, Inc.
Full Name of Registrant

                         N/A
Former Name if Applicable

                    195 Clarksville Road
Address of Principal Executive Office (Street and Number)
Princeton Junction, NJ 08550
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In the course of finalizing the financial statements in the registrant’s quarterly report on Form 10-Q for the fiscal quarter ended November 30, 2016, the registrant determined that an additional accrual of approximately $700,000 of pre-tax expenses was warranted. As a result of this accrual, adjustments had to be made to the financial statements. This will result in the registrant reporting net income attributable to Mistras Group, Inc. of approximately $460,000, or $.02 per diluted share, less than the $7,731,000, or $.26 per diluted share, of net income attributable to Mistras Group, Inc. reported in the press release issued by the registrant on January 4, 2017.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Jonathan Wolk	(609)	716-4000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐  No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Mistras Group, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Mistras Group, Inc.

Dated: January 9, 2017	By:	/s/ Jonathan H. Wolk
Jonathan H. Wolk
Sr. Executive Vice President and Chief Financial Officer